United States securities and exchange commission logo





                             June 22, 2020

       Ernest Garcia, III
       President, Chief Executive Officer and Chairman
       Carvana Co.
       1930 W. Rio Salado Parkway
       Tempe, AZ 85281

                                                        Re: Carvana Co.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 1-38073

       Dear Mr. Garcia:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 63

   1. We note you have calculated adjusted net loss per share assuming the exchange of LLC
                                                        Units for shares of
Class A common stock resulting in an adjusted net loss per share of
                                                        ($2.29), ($1.73) and
($1.21) for the years ended December 31, 2019, 2018 and 2017, respectively, as
compared to GAAP net loss per share of ($2.45), ($2.03) and ($1.31).
                                                        Your calculation
appears to be anti-dilutive substituting individually tailored measurement methods for those of
GAAP. Please tell us what consideration was given to Question
                                                        100.04 of the
Division's Compliance & Disclosure Interpretations, Non-GAAP Financial
                                                        Measures.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ernest Garcia, III
Carvana Co.
June 22, 2020
Page 2

      You may contact Scott Stringer at 202-551-3272 or Donna Di Silvio at 202-551-
3202 with any questions.



FirstName LastNameErnest Garcia, III                    Sincerely,
Comapany NameCarvana Co.
                                                        Division of Corporation
Finance
June 22, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName